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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2001
                                           ---------
                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  ESOP PURCHASE OF ORDINARY SHARES
                                --------------------------------

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AMVESCAP PLC
111085
IMMEDIATE RELEASE  25 MAY 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

Between 5-16 May 2001, the Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") distributed 42,346 shares to beneficiaries of the AMVESCAP Employee Stock Ownership Plan. The Company was notified of these transactions on 24 May 2001.

On the 22 and 23 May, the Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") purchased 10,000 and 41,280 Ordinary Shares respectively at a price of (pound)13.8966 and (pound)13.54415, on behalf of the AMVESCAP Employee Stock Ownership Plan. The Company was notified of these transactions on 24 May 2001.

Executive Directors of AMVESCAP PLC who are participants in the Employee Stock Ownership Plan are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.








25 May 2001


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  25 May, 2001                         By  /s/ ANGELA TULLY
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                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary